U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Semler, Eric
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   (Last)                           (First)             (Middle)

c/o TCS Capital Management, LLC
650 Fifth Avenue, 5th Floor
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                                    (Street)

New York, NY 10019
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Dice Inc. ("DICE")
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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

September 30, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                               5.
                                                                                               Amount of        6.
                                                                 4.                            Securities       Owner-
                         2.          2A.            3.           Securities Acquired (A) or    Beneficially     ship
                         Trans-      Deemed         Trans-       Disposed of (D)               Owned            Form:     7.
                         action      Execution      action       (Instr. 3, 4 and 5)           Following        Direct    Nature of
                         Date        Date, if any   Code         ----------------------------- Reported         (D) or    Indirect
1.                       (Month/     (Month/        (Instr. 8)                (A)              Transaction(s)   Indirect  Beneficial
Title of Security        Day/        Day/           ----------     Amount     or      Price    (Instr. 3        (I)       Ownership
(Instr. 3)               Year)       Year)          Code    V                 (D)              and 4)           (Instr.4) (Instr. 4)
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

Common Stock             09/30/02                   P              15,000     A      0.9495    1,439,300        I         (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1474 (3-00)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                                                5.                                  7.
                                                                                Number of                           Title and Amount
                                                                                Derivative      6.                  of Underlying
                                                                     4.         Securities      Date                Securities
                               2.                       3A.          Trans-     Acquired (A)    Exercisable and     (Instr. 3 and 4)
                               Conver-                  Deemed       action     or Disposed     Expiration Date     ----------------
1.                             sion or     3.           Execution    Code       of(D)           (Month/Day/Year)              Amount
Title of                       Exercise    Trans-       Date,        (Instr.    (Instr. 3,      ----------------              or
Derivative                     Price of    action Date  if any       8)         4 and 5)        Date     Expira-              Number
Security                       Derivative  (Month/      (Month/      ------     ------------    Exer-    tion                 of
(Instr. 3)                     Security    Day/Year)    Day/Year)    Code V     (A)   (D)       cisable  Date       Title     Shares
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

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[TABLE CONTINUED BELOW]

[CONTINUATION OF TABLE FROM ABOVE]

             9.             10.
             Number of      Ownership
             Derivative     Form of         11.
8.           Securities     Derivative      Nature
Price of     Beneficially   Security        of Indirect
Derivative   Owned at End   Direct (D) or   Beneficial
Security     of Month       Indirect (I)    Ownership
(Instr. 5)   (Instr. 4)     (Instr. 4)      (Instr. 4)
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

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Explanation of Responses:

(1)  The shares of common stock, par value $0.01 per share ("Common Stock"), to which this Form 4 relates are held directly by TCS
     Capital, L.P., a Delaware limited partnership ("TCS I"), TCS Capital II, L.P., a Delaware limited partnership (together with
     TCS I, the "Domestic Partnerships"), TCS Capital International, Ltd., a Cayman Islands exempted limited company ("TCS
     International I"), TCS Capital International III, Ltd., a Cayman Islands exempted limited company ("TCS International III") and
     The Semler Fund Limited, a Bermuda corporation (together with TCS International I and TCS International III, the "International
     Companies"). TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of the Domestic Partnerships, has investment discretion over securities held by each of the Domestic Partnerships and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the Domestic Partnerships. TCS Capital
     Management, LLC, a Delaware limited liability company (the "Investment Manager"), is the investment manager to the
     International Companies, has investment discretion over securities held by each of the International Companies and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the International Companies. Mr. Eric
     Semler is the managing member of the General Partner and of the Investment Manager, and by virtue of such positions may be deemed to have beneficial ownership of the Common Stock held by the Domestic Partnerships and the International Companies. In
     accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock held by the Domestic Partnerships and the
     International Companies is reported. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent that the undersigned may have or share a pecuniary interest in such securities pursuant to Rule 16a-1(a)(2) promulgated under the
     Exchange Act.

        /s/ Eric Semler                                      October 2, 2002
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      **Signature of Reporting Person                             Date
        Eric Semler

**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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